September 3, 2007

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.W.
Washington, D.C. 20549

07026466

Re: SEC File No. 082-34930
Mori Seiki Co., Ltd. (the "Company"
Rule 12g3-2(b) Exemption: Documents

Dear Sir/Madam:

1. This information is being furnished pursuant to Rule 12g3-2(b). Included is all information since our last correspondence to you under Rule 12g3-2(b) required to be furnished pursuant to Rule 12g3-2(b)(1)(iii). Attached hereto as Exhibit A are brief descriptions of Japanese language documents, as required to be submitted pursuant to Rule 12g3-2(b).

2. The information enclosed herewith is being furnished to the Commission pursuant to Rule 12g3-2(b)(1)(iii). In accordance with Rule 12g3-2(b)(4) and Rule 12g3-2(b)(5), the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the documents enclosed herewith pursuant to Rule 12g3-2(b)(1)(iii) shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

3. Should you have any questions in connection with this submission, please do not hesitate to contact Izumi Akai or Kenji Taneda of Sullivan & Cromwell LLP, Otemachi First Square East, 16F, 5-1, Otemachi 1-chome, Chiyoda-ku, Tokyo 100-0004 (telephone: 81-3-3213-6140; facsimile: 81-3-3213-6470).

Very truly yours,

Mori Seiki Co., Ltd.

SUPPL

By T. Hirate

Name: Toshihiko Hirate
Title: Manager of the Accounting Department

(Enclosures)
cc: Izumi Akai, Esq.
Kenji Taneda, Esq.
(Sullivan & Cromwell LLP)

PROCESSED
SEP 2 1 2007
THOMSON
FINANCIAL

9/17

TOKYO:34983.1

Exhibit A

Brief Descriptions of Japanese Language Documents

1. Notice of Allotment of Stock Options (Stock Acquisition Rights), dated July 6, 2007, regarding the resolution adopted by the board of directors meeting of the Company held on July 6, 2007 on the details of stock acquisition rights to be issued as stock options to the employees of the Company and its subsidiaries pursuant to the provisions set forth in Article 236, Article 238 and Articles 239 of the Companies Act and the resolution adopted at the 59th Ordinary General Meeting of Shareholders held on June 28, 2007, and solicitation of subscribers for the stock acquisition rights.

2. Notice of Issue of Stock Options (Stock Acquisition Rights), dated July 23, 2007, stating the details of stock acquisition rights to be issued as stock options, with a total of 11,800 stock acquisition rights to be allotted on July 23, 2007, with respect to 1,180,000 shares of common stock of the Company, in the proportion of one right per 100 shares, and the value of assets invested through the exercise of stock acquisition rights at ¥4,040 per share, for a total investment of ¥4,767,200,000.

END